Exhibit 8.1

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation
Wise plc	United Kingdom
Wise Financial Holdings Ltd	United Kingdom
Wise Payments Limited	United Kingdom
Wise Europe SA	Belgium
Wise US Inc.	Delaware, United States